

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-Mail
Patrick R. Gruber
Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, Colorado 80112

> **Re:** **Gevo, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 14, 2012**
> **File No. 333-180097**

Dear Mr. Gruber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million during the 60 days prior to filing the registration statement, so that you would not meet the requirement of General Instruction I.B.1 to use Form S-3. If you are relying on General Instruction I.B.6 to use Form S-3, please include the information on your prospectus cover page that is required by Instruction 7 to General Instruction I.B.6. Alternatively, please tell us how you meet the public float requirement of General Instruction I.B.1.

Conventions that Apply to This Prospectus, page 1

2. We note your statements in the first paragraph concerning the third party data that you use in the prospectus.

- Please delete the fourth sentence in this paragraph as you are responsible for the information that you choose to include in the prospectus and cannot disclaim responsibility for such information; and

- If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this information. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of the Securities Act of 1933, as amended.

Signatures, page II-7

3. Please revise the second signature section to include the signature of your principal financial officer and your controller or principal accounting officer. We note that while you have included the signatures of your principal financial officer and principal accounting officer on behalf of the company, you have not included their signatures in their individual capacity.

Exhibit Description, page II-2

4. Please note that if you intend to designate the trustee on a delayed basis, you should file each Form T-1 separately under the electronic form type "305B2", rather than on Form 8-K or post-effective amendment. Refer to Section 206 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1

5. We note the limitations of counsel's opinion as expressed in the third, fourth and fifth paragraphs of section five on pages five and six. It is not clear why these limitations would not already be covered by the qualification in the second paragraph of section five, section (ii) on page five regarding general principles of equity and the availability of equitable remedies. Please remove these limitations or tell us supplementally why you believe they are necessary in view of this qualification. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Patrick R. Gruber
Gevo, Inc.
April 5, 2012
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
        Teri O'Brien, Esq.